Legal Proceedings

On December 9, 2003, Milton Pfeiffer, a shareholder of the Micro-Cap Growth Fund, filed a complaint, amended on February 20, 2004 and again on April 29, 2004, in the United States District Court for the
Southern District of New York, naming the Adviser
And the Micro-Cap Growth Fund as defendants. The amended complaint alleged that the Adviser violated its fiduciary duties under section 36(b) of the ICA.
Specifically, the complaint alleged that the Adviser charged the Micro-Cap Growth Fund for reimbursement for unnecessary and excessive marketing and distribution fees under Rule 12b-1 promulgated by the Securities and Exchange Commission under the ICA, even though the Micro-Cap Growth
Fund had been closed since May 30, 2003 to new investors outside the Trust. The complaint alleged that these Rule 12b-1 fee payments to the Adviser were in violation of the Advisers fiduciary duty with respect to the receipt of compensation under section 36(b) of the ICA. The plaintiff sought the following relief: (1) to recover for the Micro-Cap Growth Fund the allegedly excessive Rule 12b-1 fees from the Adviser; (2) to recover for the Micro-Cap Growth Fund a portion of the investment advisory fees collected by the Adviser while allegedly in breach of its fiduciary duty; (3) to enjoin the Adviser from receiving from the Micro-Cap Growth Fund, and to enjoin the Micro-Cap Growth Fund from paying to the Adviser, (a) any Rule 12b-1 fees while the Micro-Cap Growth Fund is closed to new investors and (b) any other charges that do not bear a reasonable relationship to the services provided or expenses incurred; and (4) to recover for the plaintiff the costs and disbursements of this lawsuit, including the fees of plaintiffs attorneys and experts.
The Adviser and the Micro-Cap Growth Fund denied and contested the plaintiffs allegations. On March 2, 2006, the court granted the defendants motion for summary judgement on all of the plaintiffs claims. The plaintiff has appealed the decision. In May 2005, Milton Pfeiffer filed a complaint in the Court of Chancery for the State of Delaware naming one former Trustee and all but the most recently elected current Trustees of the Trust as defendants. The complaint, a purported class action on behalf of all current and former shareholders of the Fund from and after May 30, 2003, alleges that the Trustees violated their fiduciary duties